                                     Filed by: DWS Institutional Funds
                                     Pursuant to Rule 425 Under the Securities Act of 1933
                                     Subject Company: DWS Enhanced Commodity Strategy Fund, Inc.
                                     Commission File No. 811-21600

[DWS INVESTMENTS LOGO] Deutsche Bank Group

  Press Release
FOR IMMEDIATE RELEASE
For additional information:

Deutsche Bank Press Office (212) 454-2085
Shareholder Account Information (800) 294-4366
DWS Closed-End Funds (800) 349-4281

DWS Enhanced Commodity Strategy Fund, Inc. Announces Preliminary Board Approval of Proposed Merger

NEW YORK, NY, April 9, 2010 -- DWS Enhanced Commodity Strategy Fund, Inc. (formerly named DWS Global Commodities Stock Fund, Inc.) (NYSE: GCS) announced that its Board of Directors has given preliminary approval to a proposal to merge the Fund into DWS Enhanced Commodity Strategy Fund, a registered open-end fund also managed by Deutsche Investment Management Americas Inc.  It is anticipated that the proposal will be submitted to stockholders for a vote at the previously announced Annual Meeting of Stockholders of the Fund for the 2009-2010 fiscal year to be held on June 28, 2010 at the New York Marriott Eastside, 525 Lexington Avenue, New York, NY 10017.   The close of business on April 23, 2010 has been fixed as the record date for the meeting and any postponements or adjournments thereof.   The Board expects to recommend that stockholders vote in favor of the merger, which would allow stockholders to maintain their investments in a similarly managed portfolio that offers them daily liquidity for their shares at net asset value (subject to any applicable redemption fee).  Completion of the proposed merger is subject to a number of conditions and other factors, including final Board approval and approval by stockholders.  It is anticipated that further announcements regarding the merger proposal will be made in May 2010.

In addition to the merger proposal, at the Annual Meeting stockholders will consider the election of Directors for the Fund, and a proposal submitted by a stockholder to terminate the investment management agreement between the Fund and Deutsche Investment Management Americas Inc.

           As previously announced, on February 22, 2010, Western Investment LLC, the stockholder who submitted the above-referenced stockholder proposal, and which has nominated a slate of directors for election at the Annual Meeting, filed a civil complaint for declaratory and injunctive relief against the Fund in the United States District Court for the Southern District of New York seeking, among other things, an injunction compelling the Fund to (i) hold a meeting of its stockholders at the earliest date legally possible for the purpose of electing directors and (ii) recognize the voting rights of all shares beneficially owned by the plaintiff at such meeting, including those acquired after the Fund opted-in to the Maryland Control Share Acquisition Act on September 11, 2009.  On March 3, 2010, Western Investment LLC amended its complaint to seek a preliminary injunction barring the Fund from implementing certain investment changes announced on January 29, 2010.  On April 5, 2010, the Court denied Western’s motion for a preliminary injunction.   The Fund believes that the claims made in the lawsuit are without merit.

For more information about DWS Investments closed-end funds, visit www.dws-investments.com or call (800) 349-4281.

IMPORTANT INFORMATION

The Fund, its directors, executive officers and other members of management may be deemed to be participants in any future solicitation of the Fund’s security holders in connection with its 2009-2010 annual meeting of stockholders. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in the Fund’s Certified Shareholder Report on Form N-CSR for the year ended June 30, 2009 and its proxy statement for the 2009-2010 annual meeting of stockholders when it becomes available.

DWS Enhanced Commodity Strategy Fund, Inc. (NYSE: GCS) is a non-diversified, closed-end investment company currently invested in commodity-linked derivative instruments backed by a portfolio of fixed income securities, including inflation-indexed securities, of varying maturities issued by the US government, non-US governments, their agencies or instrumentalities, and US and non-US corporations and derivatives related to each of these types of securities.   The investment objective of the Fund is capital appreciation with total return as a secondary objective.

The fund invests in commodity-related securities, including commodity-linked derivatives which may subject the fund to special risks. Market price movements or regulatory and economic changes will have a significant impact on the fund’s performance. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. This fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk. Leverage results in additional risks and can magnify the effect of any losses.

Shares of common stock of closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of common stock of closed-end funds are traded in the open market generally through a stock exchange. Common shares of closed-end funds frequently trade at a discount to net asset value. The price of common shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its common shares will trade at, below, or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of fund securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” and similar expressions. Such statements represent management's current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following factors, among others, could cause actual results to differ materially from forward-looking statements: (i) the need to obtain any necessary regulatory approvals; (ii) the effects of changes in market and economic conditions; (iii) other legal and regulatory developments; and (iv) other additional risks and uncertainties.

FOR MORE INFORMATION: The foregoing is not a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of materials filed with the SEC, including any prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to such proposed merger has been filed with the SEC and becomes effective, please visit www.dws-investments.com. Free copies of such materials can also be found on the SEC’s Website www.sec.gov. Please read the proxy statement carefully when it is available because it will contain important information regarding your investment in the Fund.  Please read any applicable prospectus/proxy statement carefully before making any investment decisions.

                NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE
                NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  (R-16993-1 4/10)